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WRITER’S EMAIL ADDRESS:
ngreene@shearman.com

August 24, 2016

Via Email and EDGAR Correspondence Filing

Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Ironwood Multi-Strategy Fund LLC (the “Feeder Fund”)
(File Nos. 333-197488 and 811-22464)

Ironwood Institutional Multi-Strategy Fund LLC (the “Master Fund”, and together with the Feeder Fund, the “Funds”)
(File Nos.  333-197489 and 811-22463)

Dear Mr. Grzeskiewicz:

This letter responds to the oral comments that you provided on August 23, 2016 to the Feeder Fund’s registration statement filed as a POS-8C dated July 11, 2016 (the “Feeder Fund Prospectus”) and the Master Fund’s registration statement filed as a POS-8C dated July 11, 2016 (the “Master Fund Prospectus”, and together with the Feeder Fund Prospectus, the “Prospectuses”).  We respond at the same time to oral comments provided by your colleague Kathy Churko on August 12, 2016.  Below, we identify your comments and offer our responses.1

We believe that the responses below address your comments and intend to file a revised POS-8C incorporating the Master Fund Prospectus and the Feeder Fund Prospectus along with a request that the two registration statements be declared effective as of August 31, 2016.

1 Capitalized terms used herein but not defined have the meaning ascribed to them in the Feeder Fund Prospectus and Master Fund Prospectus, as applicable.

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Mr. John Grzeskiewicz

1.
COMMENT:  Footnote 4 to the Master Fund’s cover page reads as follows:  Assumes sale of all Units currently registered at the net asset value and does not reflect the deduction of expenses expected to be incurred by the Fund, including expenses of issuance and distribution totaling $131,000 and an ongoing payment to the Distributor by the Fund based on the Fund’s net asset value. Units are offered at a price equal to the net asset value per Unit (which ranged from $[1,103.34] to $[1,147.67] for the period of July 1, 2015 to June 30, 2016) plus any applicable Sales Charge, as described herein. Ms. Churko asked that she be supplementally advised how that $131,000 figure is accounted for in the Master Fund’s financial records.

RESPONSE:  The $131,000 figure listed as “expenses of issuance and distribution” consists of the estimated legal fees and printing costs being incurred in connection with the annual update filing of the Master Fund Prospectus. These are necessary costs of filing a routine Prospectus update and will be expensed in the month incurred. The corresponding figure for the Feeder Fund is accounted for in the same manner.

2.
COMMENT:  The Master Fund’s Expense Example includes the following sentence: If your Units are repurchased by the Fund in the first year that you hold them, they will be subject to the 5% early repurchase fee.  The 1-year expense figure for such Units under the assumptions of this example would be $161. Ms. Churko asked for confirmation that the figure is properly $161.

RESPONSE:  Confirmed.

3.
COMMENT:  Ms. Churko noted disclosure that Underlying Fund asset-based fees could be in the range of 0% to 3.5% and Underlying Fund performance-based fees or allocations could be in the range of 0% to 35% of net capital appreciation.  Ms. Churko asked for confirmation that the Master Fund reasonably expects that it may invest in Underlying Funds with fees as low as zero as suggested.

RESPONSE:  The Master Fund confirms that the disclosure is appropriate.  Yes, Underlying Funds typically have both asset-based and performance-based compensation structures.  But they also may have only one or the other.  The Master Fund currently invests in two Underlying Funds that do not charge a management fee and charge only an incentive fee and two other Underlying Funds that charge a management fee but do not charge an incentive fee.  This disclosure is intended to capture that.

4.
COMMENT:  Ms. Churko noted disclosure regarding capital commitments made by the Master Fund to one or more Underlying Funds and requested supplemental confirmation to the effect that (a) the Master Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its commitments and (b) maintains appropriate processes to manage those exposures over time.

Mr. John Grzeskiewicz

RESPONSE:  Confirmed.

5.
COMMENT:  Ms. Churko noted that composite performance is given only through “year-end 2015” notwithstanding that the Fiscal Year for the Funds runs through April 30 so that April 30, 2016 financial results are available.

RESPONSE:  The annual disclosure presentation should be clearer that it is intended to show results for the composite on a calendar year basis.  We will improve that disclosure.

6.	COMMENT: Ms. Churko asked that the Feeder Fund’s Fee and Expense Table reflect that FY 2016 included repayments to Ironwood of prior expense subsidies.

RESPONSE:  The table will be modified to reflect the breakout as requested.

7.	COMMENT: You have advised us to file a cover letter for each new Prospectus filing specifying the contact information and purpose of the filing.

RESPONSE:  We will do so going forward.

The only other changes that will be reflected in our POS-8C filings are to (1) provide the most recent financial figures relating to the number of remaining registered Units available for sale, the range of net asset values of the Units and Ironwood’s assets under management; (2) expand the description of the Feeder Fund’s Account Servicing Fee to clarify that a portion of such fee may be deemed to be for distribution support and related services; and (3) update the Funds’ respective Forms of Subscription Document and Investor Certification.

The Master Fund and the Feeder Fund each acknowledges that should the Commission or its Staff, acting pursuant to delegated authority, confirm that all of their comments to the Prospectus have been adequately addressed, it does not foreclose the Commission from taking any action with respect to the Master Fund Prospectus or the Feeder Fund Prospectus.  In addition, the Master Fund and the Feeder Fund each acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Master Fund Prospectus and the Feeder Fund Prospectus, respectively, have been adequately addressed, does not relieve the Master Fund or the Feeder Fund from their full responsibility for the adequacy and accuracy of the disclosures in the Master Fund Prospectus or the Feeder Fund Prospectus, respectively.  The Master Fund and the Feeder Fund each further acknowledges that it may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Grzeskiewicz

We believe our responses above adequately address all of your comments.  Should you have any questions, please do not hesitate to contact me at (212) 848-4668 or my colleague Nhung Pham at (212) 848-7885.

Very truly yours,

/s/ Nathan J. Greene

Nathan J. Greene

Acting as attorney for the Funds

Copy To:
Rachel Chang (Legal Department, Ironwood)
Nhung Pham (Shearman & Sterling LLP)